Exhibit 99.2

ELBIT IMAGING LTD.
5 Kinneret Street, Bnei-Brak, Israel
Tel: (972-3) 608-6000

Dear Shareholder,

You are cordially invited to attend the 2014 Annual General Meeting of Shareholders (the "Meeting") of Elbit Imaging Ltd. to be held at 11:00 a.m. (Israel time) on August 14, 2014, at our offices at 5 Kinneret Street, 32nd floor, Bnei-Brak, Israel.

The purposes of the Meeting are set forth in the accompanying Notice of Annual General Meeting of Shareholders and Proxy Statement.

For the reasons set forth in the accompanying Proxy Statement, our Board of Directors recommends that you vote ''FOR'' all the proposals on the agenda.

We look forward to greeting personally those of you who are able to be present at the Meeting. However, whether or not you plan to attend the Meeting, it is important that your shares be represented.  Accordingly, you are kindly requested to sign, date and mail the enclosed form of proxy at your earliest convenience so that it will be received no later than 48 hours before the Meeting.

Thank you for your continued cooperation.

Very truly yours, RON HADASSI Chairman of the Board of Directors

Bnei-Brak, Israel
July 10, 2014

ELBIT IMAGING LTD.
5 Kinneret Street, Bnei-Brak, Israel
Tel: (972-3) 608-6000

NOTICE OF 2014 ANNUAL GENERAL MEETING
OF SHAREHOLDERS

To the shareholders of Elbit Imaging Ltd.:

Notice is hereby given that the 2014 Annual General Meeting of Shareholders (the "Meeting") of Elbit Imaging Ltd. will be held at 11:00 a.m. (Israel time) on August 14, 2014, at our offices at 5 Kinneret Street, 32nd floor, Bnei-Brak, Israel.

Throughout this Notice of Annual General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as "Elbit", "we", "us", "our" and "our company" to refer to Elbit Imaging Ltd. and terms such as "you" and "your" to refer to our shareholders.

The agenda of the Meeting will be as follows:

1.	To re-elect the following members of our Board of Directors: Alon Bachar, Eliezer Avraham Brender, Ron Hadassi, Shlomi Kelsi, Yoav Kfir, Boaz Lifschitz and Nadav Livni;

2.
To authorize our Board of Directors to effect a reverse share split of all of our ordinary shares, no par value (the “Shares”), at a ratio not to exceed one-for-twenty, and to approve related amendments to our Memorandum and Articles of Association;

3.	To approve for Mr. Ron Hadassi to serve as our Chairman of the Board and acting Chief Executive Officer until no later than March 31, 2015;

4.	To approve a compensation policy for our directors and officers;

5.	To approve the compensation for our Chairman, Mr. Ron Hadassi;

6.	To approve a Consultancy Agreement with our Director, Mr. Boaz Lifschitz;

7.	To approve compensation for our non-external directors;

8.	To re-appoint Brightman Almagor Zohar & Co., a member of Deloitte, as our independent auditors until the next annual general meeting of shareholders; and

9.	To discuss our financial statements for the years ended December 31, 2012 and 2013.

These proposals are described more fully in the enclosed Proxy Statement, which we urge you to read in its entirety.

Only shareholders of record at the close of business on July 15, 2014 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person you are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided so that it is received by us at least 48 hours before the Meeting. Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting if you are the record holder of the shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing your shares).  If your shares are held in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

If your shares are held through a member of the Tel Aviv Stock Exchange Clearinghouse, and you intend to vote your shares at the Meeting in person or by proxy you must deliver to us, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our Shares as of the record date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. Following recent legislative changes, the Israel Securities Authority is in the process of setting up an electronic voting system for shareholder meetings of publicly-listed Israeli companies, via its MAGNA online platform. To the extent this system commences operation prior to the Meeting, and following a registration process, you will be able to vote your Shares through such system no later than four hours before the time fixed for the Meeting.

Joint holders of shares should note that, pursuant to our Articles of Association, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

By Order of the Board of Directors, RON HADASSI Chairman of the Board of Directors

Bnei-Brak, Israel
July 10, 2014

ELBIT IMAGING LTD.
5 Kinneret Street, Bnei-Brak, Israel
Tel: (972-3) 608-6000

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of our ordinary shares, no par value (the "Shares"), in connection with the solicitation of proxies by our Board of Directors (the "Board of Directors") for use at the 2014 Annual General Meeting of Shareholders (the "Meeting") to be held on August 14, 2014 at 11:00 a.m. (Israel time) and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.

Throughout this Proxy Statement, we use terms such as "Elbit", "we", "us", "our" and "our company" to refer to Elbit Imaging Ltd. and terms such as "you" and "your" to refer to our shareholders.

The agenda of the Meeting will be as follows:

1.	To re-elect the following members of our Board of Directors: Alon Bachar, Eliezer Avraham Brender, Ron Hadassi, Shlomi Kelsi, Yoav Kfir, Boaz Lifschitz and Nadav Livni.

2.
To authorize our Board of Directors to effect a reverse share split of all of our Shares at a ratio not to exceed one-for-twenty, and to approve related amendments to our Memorandum and Articles of Association;

3.	To approve for Mr. Ron Hadassi to serve as our Chairman of the Board and acting Chief Executive Officer until no later than March 31, 2015;

4.	To approve a compensation policy for our directors and officers;

5.	To approve the compensation for our Chairman, Mr. Ron Hadassi;

6.	To approve a Consultancy Agreement with our Director, Mr. Boaz Lifschitz;

7.	To approve compensation for our non-external directors;

8.	To re-appoint Brightman Almagor Zohar & Co., a member of Deloitte, as our independent auditors until the next annual general meeting of shareholders; and

9.	To discuss our financial statements for the years ended December 31, 2012 and 2013.

Currently, we are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters. As more fully described in the Proxy Statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than July 17, 2014.  If we determine that a shareholder proposal is appropriate for inclusion in the Meeting agenda, we will publish a revised agenda in the manner set forth in the Proxy Statement.

At least two holders of Shares present in person or by proxy, holding or representing in the aggregate at least one-third of our voting power, will constitute a quorum at the Meeting. If no quorum is present within an hour after the time appointed for the holding of the Meeting, the Meeting will stand adjourned to the same day and place at 12:00, or to such day and at such time and place as the Chairman of the Meeting may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. If a quorum is not present within a half hour after the appointed time at the adjourned meeting, the presence of two shareholders in person or by proxy will constitute a quorum.

VOTING AND REVOCATION OF PROXIES; SHARES HELD
IN "STREET NAME"; POSITION STATEMENTS

You may vote your Shares by attending the Meeting and voting your Shares in person, or by completing the enclosed proxy card, signing and dating it, and mailing it in the enclosed envelope. A form of proxy for use at the Meeting and a return envelope are enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting.  If your Shares are held through a member of the Tel Aviv Stock Exchange Clearinghouse, and intend to vote your Shares at the Meeting in person or by proxy you must deliver to us, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of the Shares as of the record date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000.  Following recent legislative changes, the Israel Securities Authority is in the process of setting up an electronic voting system for shareholder meetings of publicly-listed Israeli companies, via its MAGNA online platform. To the extent this system commences operation prior to the Meeting, and following a registration process, you will be able to vote your Shares through such system no later than four hours before the time fixed for the Meeting.

If you fail to vote by proxy or in person with regard to a specific proposal, the Shares represented by such proxy or owned by you will be deemed not to have been cast for the purpose of the approval of such proposal and, accordingly, such Shares will not be counted in calculating the percentage of affirmative votes required for approval of such proposal. Notwithstanding the above and to the extent permitted by law and applicable stock exchange requirements, if a written proxy card is signed by you and returned without instructions, the Shares represented by the proxy will be voted "FOR" both of the proposals set forth above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "FOR" nor "AGAINST" the proposal considered at the Meeting, although they will be counted in determining whether a quorum is present.

You may revoke your proxies at any time before the Meeting by voting your Shares in person at the Meeting if you are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing your Shares) or by returning a later-dated proxy card so that it is received by us at least 48 hours before the Meeting. If you hold your Shares in street name, you may revoke your proxies by following the instructions of your brokers and the section titled "Note to shareholders in street name" below. The chairman of the Meeting may, at the chairman's sole discretion, accept a proxy after such time.

Note to shareholders in street name

If you hold your Shares in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your Shares on how to vote your Shares or obtain a legal proxy from the record holder to vote such Shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such Shares.

Proxies for use at the Meeting that are being solicited by our management and Board of Directors will be mailed to shareholders on or about July 18, 2014, and will be solicited primarily by mail. However, additional solicitations may be made by telephone, facsimile or other means of contact by certain officers, employees or our agents, none of whom will receive additional compensation therefor. We will bear the entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials.  We will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

Position Statements

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to 5 Kinneret Street, BSR Tower 3, Bnei Brak, Israel, Attention: Corporate Secretary, or by facsimile to +972-3-608-6050, no later than July 25, 2014. Any position statement received will be furnished with the SEC on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov.

OUTSTANDING SHARES AND VOTING RIGHTS

We had, as of July 8, 2014, 553,134,519 Shares outstanding.  Only shareholders of record at the close of business on July 15, 2014 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof.  The voting rights of all shareholders are the same.  Each Share is entitled to one vote upon each matter to be presented at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of June 17, 2014 concerning: (i) persons or entities who, to our knowledge, beneficially own 5% or more of our outstanding Shares; and (ii) the number of Shares beneficially owned1 by all of our current directors and officers as a group:

Name	Number of Shares		Percentage of Shares2
York Global Finance Offshore BDH (Luxembourg) S.arl3	108,957,004		19.7%
Davidson Kempner Capital Management LP and/or certain funds and/or accounts managed by it or its affiliates4	78,871,727		14.3%
All of our officers and directors as a group	111,642	(5)	0.02%

1 Beneficial ownership is determined in accordance with the rules of the SEC based on voting and investment power with respect to such Shares. Shares subject to options that are currently exercisable or exercisable within 60 days of June 17, 2014, are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the Shares shown as beneficially owned, subject to community property laws, where applicable. The Shares beneficially owned by our directors and officers may include Shares owned by their respective family members, as to which such directors and officers disclaim beneficial ownership.

2 The percentages of ownership are based on 553,134,519 Shares outstanding as of June 17, 2014.

3 Based on information received from the shareholders on May 15, 2014. York Capital Management Global Advisors, LLC ("YGA") is an SEC registered investment adviser. YGA controls York Global Finance Manager, LLC, which is the manager of York Global Finance Offshore BDH, LLC, which is the 100% shareholder of York Global Finance Offshore BDH (Luxembourg) S.à.r.l ("BDH"), which, in turn, holds our Shares.  Accordingly YGA is deemed to have beneficial ownership over the Shares directly owned by BDH.  James G. Dinan is the chairman and one of two senior managers of YGA.  Daniel A. Schwartz is also a senior manager of YGA.

4 Based on information received from the shareholders on March 12, 2014. This group consists of M.H. Davidson & Co., Davidson Kempner Partners, Davidson Kempner Institutional Partners, L.P., Davidson Kempner International Ltd., Davidson Kempner Distressed Opportunities Fund LP and Davidson Kempner Distressed Opportunities International Ltd. Voting and dispositive authority over the ordinary shares is held by Davidson Kempner Capital Management LP, and Messrs. Thomas L. Kempner, Jr., Anthony A. Yoseloff, Conor Bastable and Avram Z. Friedman are responsible for the voting and investment decisions relating to such Shares.

5 Includes options to purchase ordinary shares that were vested on June 17, 2014 or that were scheduled to vest within the following 60 days.

 COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The table below reflects the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2013. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table below, “compensation” includes salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2013 plus compensation paid to such Covered Executive following the end of the year in respect of services provided during the year. Each of the Covered Employees was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

The representative exchange rate of published by the Bank of Israel on December 31, 2013 was NIS 3.471 to $1.00, and is provided herein for convenience.

Name and Principal Position (1)	Salary Cost (NIS Thousands) (2)	Consultancy Fees (NIS Thousands)	Bonus (NIS Thousands) (3)	Equity-Based Compensation (NIS Thousands) (4)	Total (NIS Thousands)
Mordechay Zisser Former CEO and President(5)	-	2,532	-	-	2,532
Shimon Yitzhaki Former Chairman of the Board(6)	2,687	-	-	374	3,061
Dudi Machluf CEO of EPRE	-	3,264	-	1,381	4,645
Ran Shtarkman CEO of Plaza Centers N.V.	2,651	-	-	807	3,459
Yaron Carmon CEO of Elbit Retail Ltd.	1,417	-	1,012	21	2,450
____________________

(1)	Unless otherwise indicated herein, all Covered Executives are employed on a full-time (100%) basis.

(2)
Salary cost includes the Covered Executive's gross salary plus payment of social benefits made by the Company on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers' Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, car, medical insurances and benefits, phone, convalescence or recreation pay and other benefits and perquisites consistent with the Company’s policies.

(3)	Represents annual bonuses granted to the Covered Executives based on formulas set forth in their respective employment agreements.

(4)
Represents the equity-based compensation expenses recorded in the Company's consolidated financial statements for the year ended December 31, 2013 based on the options’ grant date fair value in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 20 to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2013.

(5)	Mr. Zisser devoted 80% of his business hours to the affairs of the Company. He left the Company on March 31, 2014.

(6)	Mr. Yitzhaki devoted 90% of his business hours to the Company. He ceased service as an office holder on February 20, 2014.

Item No. 1

RE-ELECTION OF DIRECTORS

At the Meeting, seven directors are to be re-elected, each to hold office until the close of the next Annual General Meeting of Shareholders at which one or more directors are elected, unless any office is earlier vacated under any relevant provision of our Articles of Association or applicable laws or regulations. The nominees, if re-elected, together with our external directors will constitute the entire Board of Directors. Each of the nominees has confirmed that he qualifies as an independent director under the Israeli Companies Law, 5759-1999 (the "Companies Law") and the Nasdaq Listing Rules and that he has the ability to serve on our Board of Directors.

The nominees listed below have indicated to us their availability for re-election. In the event that any of the nominees should not continue to be available for re-election, the persons appointed as proxies may exercise their discretion to vote for a substitute nominee.

In the event that the directors shall at any time be reduced in number to less than four directors, under our Articles of Association, the Board of Directors may only act in an emergency (as determined in their absolute discretion) and may appoint one or more directors and call one or more general meetings of shareholders for any purpose. A director elected to fill a vacancy will be entitled to fill such vacancy until the next Annual General Meeting of Shareholders at which one or more directors are elected, unless his office becomes vacant earlier in accordance with the provisions of our Articles of Association.  We are not aware of any reason why any of the nominees, if re-elected, would be unable to serve as a director.

A brief biography of each nominee is set forth below, in alphabetical order by last name:

ALON BACHAR. Mr. Bachar, 44, has served as a member of our Board of Directors since March 2014.  Mr. Bachar serves as the Chief Financial Officer of the Bronfman-Fisher Group since 2006, and as the Chief Executive Officer of Isralom Properties Ltd. since 2012, and serves as a director of Palace Industries (P.I.) Ltd. and Shufersal Ltd. From 2003 until 2006, Mr. Bachar served as the Deputy Chief of the corporate division of Bank of Jerusalem Ltd. From 1999 until 2003, Mr. Bachar served as Credit Officer of the corporate division in the Industrial Development Bank of Israel Ltd. From 1996 until 1999, Mr. Bachar served as an Analyst and Credit Officer in the corporate division of Bank Leumi L’Israel B.M. Mr. Bachar holds a B.A in Economics from Tel Aviv University, as well as an MBA from Ben-Gurion University.

ELIEZER AVRAHAM BRENDER.  Mr. Brender, 36, has served as a member of our Board of Directors since March 2014.  Mr. Brender has served as Founder, General Partner and Chief Investment Officer of Exigent Capital Management, a hedge fund manager, since 2008, as well as Founder, General Partner, directors of Liberty SBF, a commercial real-estate lender since 2011. From 2004 until 2008, Mr. Brender served as Managing Director of Poal Capital Partners, a commercial real-estate investor and operator. From 2000 until 2001, Mr. Brender served as a Foreign Exchange Analyst at JP Morgan Chase. Mr. Brender serves as a member of the Investment Committee of Shalem College, Jerusalem, and as a member of the board of directors of Ha’Am Ha’Yehudi (AISH Tel Aviv), a non-profit organization. Mr. Brender holds several professional licenses.

RON HADASSI. Mr. Hadassi, 49 has served as the Chairman of our Board of Directors since March 2014.  Mr. Hadassi serves as Senior Manager of the Bronfman-Fisher Group, as well as the Vice Chairman of Super-Sol Ltd., Isralom Properties Ltd. and Palace Industries Ltd. Mr. Hadassi also serves as Executive Chairman and served as acting Chief Executive Officer of Nanette Real Estate Group N.V. until March 2014. From 2005 until 2012, Mr. Hadassi served as Chairman of the board of directors of Northern Birch Ltd. (IKEA Israel), where he continues to serve on the board and as Chairman of a subsidiary. Mr. Hadassi has served on the boards of public companies including Blue Square Israel Ltd., Blue Square Real Estate Ltd., Bet Shemesh Engines Holdings Ltd., Naaman Group N.V. Ltd. and Olimpia Real Estate Holdings as well as its subsidiaries. Mr. Hadassi is a banking and finance professor at Hebrew University, Jerusalem, the Interdisciplinary Centre, Herzeliya, and the College of Management, Rishon LeZiyon, holds a B.A in Economics and Political Science, an LL.B and an MBA, all from Tel Aviv University, and is a member of the Israeli Bar.

SHLOMI KELSI. Mr. Kelsi, 42, has served as a member of our Board of Directors since March 2014.  Mr. Kelsi has served as the Managing Director and General Manager of all holding subsidiaries of Ampal-American Israel Corporation since 2013. From 2009 until 2012, Mr. Kelsi served as the Deputy Chief Executive Officer and director of Industrial Development Bank of Israel Ltd., up to its acquisition by the Israeli government. From 2002 until 2009, Mr. Kelsi served as co-CEO of Risk Modules, a consulting firm. From 1997 until 2002, Mr. Kelsi served as a Senior Manager at KPMG Somekh Chaikin. Mr. Kelsi holds a B.A in Accounting and Economics as well as an M.Sc. in Finance, both from Tel-Aviv University, and is a Certified Public Accountant.

YOAV KFIR.  Mr. Kfir, 41, has served as a member of our Board of Directors since March 2014.  Mr. Kfir serves as the Founder and Managing Director of the VAR Group. Mr. Kfir has served as interim Chief Executive Officer, Chief Financial Officer, advisor or court appointed officer with respect to various companies. Among his roles, Mr. Kfir served as a creditors’ committee member in the restructuring process of the Company, receiver and trustee to Alvarion Ltd., financial advisor in the IDB Group take-over and restructuring process, trustee to Eshbal Technologies Ltd. and a court appointed expert to Sunny Electronics Ltd. Prior to founding VAR Group, Mr. Kfir managed audit cases as well as business development at Kesselman & Kesselman, a member of PwC International. Mr. Kfir is the sole non-government member of the Friends’ Society of Jerusalem Mental Hospitals and serves as chairman of several audit committees of non-profit organizations. Mr. Kfir holds a B.A in Business Administration from the College of Management, Rishon LeZiyon, and is a Certified Public Accountant.

BOAZ LIFSCHITZ. Mr. Lifschitz, 45, has served as a member of our Board of Directors since March 2014.  Mr. Lifschitz is a co-founder and General Partner of Peregrine Ventures, a venture capital fund. Mr. Lifschitz previously served as Chief Operating Officer and Chief Financial Officer of VisionCare Opthalmic Technologies. Mr. Lifschitz served on the board of Neovasc Inc. (NVCN), serves as Chairman of Cartiheal Ltd. and board member of other privately held companies. Mr.  Lifschitz holds a B.Sc. from Bar-Ilan University as well as a M.Sc. from Boston University jointly with Ben Gurion University.

NADAV LIVNI.  Mr. Livni, 40, has served as a member of our Board of Directors since March 2014.  Mr. Livni, 40, is the founder and Managing Director of The Hillview Group, a privately-owned Merchant Bank based in London. Since 2006, The Hillview Group has expertly managed over $3 billion of strategic capital market transactions across Central and Eastern Europe, Russia, Africa and USA. During his 20 year career, Nadav has advised governments, controlling shareholders and senior management on all aspects of capital markets transactions. In his previous roles at Deutsche Bank, Goldman Sachs and KPMG, Nadav participated in over $100 billion of transactions in the real estate, financial services, healthcare and consumer sectors, specialising in mergers and acquisitions, structuring innovative funds and all aspects of capital raising in the public and private markets. Nadav is a qualified Chartered Accountant, holds a Bachelor of Commerce from the University of the Witwatersrand, a MSc. in Finance from City University Business School and is a guest speaker at London Business School on the topics of Private Equity and Real Estate Investment.

Required Approval

The affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of the election of each nominee set forth above.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

"RESOLVED, that Alon Bachar be and hereby is re-elected to the Board of Directors."

"RESOLVED, that Eliezer Avraham Brender be and hereby is re-elected to the Board of Directors."

"RESOLVED, that Ron Hadassi be and hereby is re-elected to the Board of Directors."

"RESOLVED, that Shlomi Kelsi be and hereby is re-elected to the Board of Directors."

"RESOLVED, that Yoav Kfir be and hereby is re-elected to the Board of Directors."

"RESOLVED, that Boaz Lifschitz be and hereby is re-elected to the Board of Directors."

"RESOLVED, that Nadav Livni be and hereby is re-elected to the Board of Directors."

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

Item No. 2

APPROVAL OF A REVERSE SHARE SPLIT AND RELATED AMENDMENTS TO OUR MEMORANDUM AND ARTICLES OF ASSOCIATION

Background

Our Shares are listed on the Nasdaq Global Select Market and on the Tel Aviv Stock Exchange ("TASE"). In order for our Shares to continue to be quoted on the Nasdaq Global Select Market, we must satisfy various listing standards established by Nasdaq. For instance, Nasdaq's listing criteria under the "equity standard" requires, among other things, to have shareholders' equity of at least $10 million and there must be at least 750,000 Shares held by persons other than officers, directors and beneficial owners of greater than 10% of our total outstanding shares, often referred to as the public float, that have an aggregate market value of at least $5 million. Additionally, there must be at least two market makers for our Shares and at least 400 shareholders. We are also subject to various corporate governance requirements under Nasdaq's rules for listed companies.

In addition, Nasdaq Listing Rule 5450(a)(1) requires that listed stocks maintain a closing bid price in excess of $1.00 per share. In March 2014, we received notice from Nasdaq informing us that we were not in compliance with this Rule because our Shares had closed below $1.00 per share for 30 consecutive business days. We were given 180 days, or until September 8, 2014, to regain compliance. If at any time within those 180 days the closing bid price of our Shares is equal to or greater than $1.00 for a minimum of 10 consecutive business days, we will be deemed to have complied with the Rule.

There can be no assurance that the market price of our Shares in the future will sustain a level sufficient to maintain compliance with Nasdaq's minimum bid price requirement nor with other Nasdaq listing maintenance standards.

If a delisting were to occur, and our Shares did not thereafter qualify for trading on the Nasdaq Global Market or the Nasdaq Capital Market, trading in our Shares in the United States may be conducted, if available, on the Over the Counter Bulletin Board Service or another medium.

Purpose of the Reverse Share Split

The purpose of the reverse share split is to increase the market price per share of our Shares. Our Board of Directors intends to effect a reverse share split only if it believes that a decrease in the number of Shares outstanding is likely to improve the trading price of our Shares and is necessary to continue our listing on the Nasdaq Global Select Market. If the reverse stock split is authorized by our shareholders, our Board of Directors will have the discretion to implement the reverse stock split once during the next 12 months, or effect no reverse share split at all.

Our Board of Directors has requested that shareholders approve an exchange ratio range, as opposed to approval of a specified exchange ratio, in order to give our Board of Directors maximum discretion and flexibility to determine the exchange ratio based, among other factors, upon prevailing market, business and economic conditions at the time. No further action on the part of the shareholders will be required to either effect or abandon the reverse share split.

If shareholders approve the reverse share split but no reverse share split is effected within 12 months after the 2014 Annual General Meeting of Shareholders, our Board of Directors' authority to effect the reverse share split will terminate.

Board of Directors Determination

Our Board of Directors has unanimously recommended that our shareholders authorize the effecting of a reverse share split of Shares at a ratio, to be established by our Board of Directors in its sole discretion, not to exceed one-for-twenty, or to abandon the reverse share split. The amendments to the Memorandum and Articles of Association would effect the reverse share split by reducing the number of our issued and outstanding Shares, as well as the number of our authorized but unissued shares, by the ratio to be determined by the Board of Directors, not to exceed one-for-twenty. If a delisting were to occur, and our Shares did not thereafter qualify for trading on the Nasdaq Global Market or the Nasdaq Capital Market, trading in our Shares in the United States may be conducted, if available, on the Over the Counter Bulletin Board Service or another medium.  In the event of such delisting, an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our Shares, and our ability to raise future capital through the sale of our Shares could be adversely affected. Moreover, we would be unable to use the SEC's "short form" Form F-3 to register the offering and sale of securities, even for limited primary offerings. In addition, in the event of such delisting, we may be required to comply with enhanced reporting obligations under the Israeli securities laws, in addition to the reporting obligations under the U.S. securities laws, which could require additional management attention, increase our legal and accounting expenses and raise our exposure to sanctions for possible violations of Israeli securities laws.

Risks of a Reverse Share Split

While our Board of Directors believes that the potential advantages of a reverse share split outweigh the risks, if our Board of Directors does effect a reverse share split there can be no assurance that:

(a)           our Shares will trade at a price in proportion to the reduction in the number of outstanding Shares resulting from the reverse shares split,

(b)           the reverse share split will result in a per share price high enough to attract and retain employees and strategic partners,

(c)           the bid price of our Shares after a reverse share split can be maintained at or above $1.00,

(d)           our Shares will not be delisted from Nasdaq for other reasons,

(e)           the liquidity of our Shares will not be adversely affected by the reduced number of Shares that would be outstanding after the reverse share split,

(f)           engaging in a reverse share split will not be perceived in a negative manner by investors, analysts or other stock market participants, or

(g)           the reverse share split will not result in some shareholders owning "odd-lots" of less than 100 Shares, potentially resulting in higher brokerage commissions and other transaction costs than the commissions and costs of transactions in "round-lots" of even multiples of 100 Shares.

Effects of the Reverse Share Split on our Shares

A reverse share split will reduce the number of Shares issued and outstanding and the number of Shares authorized but unissued, into a proportionately fewer number of Shares. Since our Shares are of no par, the reverse share split will not result in a further adjustment of par value. For example, if our Board of Directors implements a one-for-ten reverse share split of our Shares, then a shareholder holding 500 Shares, no par value, before the reverse share split would hold 50 Shares, no par value, after the reverse share split, and the number of our authorized Shares will decrease from 700,000,000 to 70,000,000 Shares and the number of Shares outstanding would decrease from 553,134,519 to 55,313,452. However, each shareholder's proportionate ownership of the issued and outstanding Shares immediately following the effectiveness of the reverse share split would remain the same.

The reverse share split will also affect the outstanding options under our option plans. Generally, the option plans and other documents pertaining to our share capital include provisions providing for adjustments to the number of Shares in the event of a reverse share split in order to maintain the same economic effect. For example, if our Board of Directors implements a one-for-ten reverse share split, each outstanding option to purchase our Shares would represent the right to purchase that number of Shares equal to 10% of the Shares previously covered by such option and the exercise price per share would be five times the previous exercise price.

Certain U.S. Federal Income Tax Consequences

Subject to the limitations described herein, this discussion summarizes certain U.S. federal income tax consequences of the reverse share split to a U.S. holder.  For purposes of this discussion, a U.S. holder is a holder of Shares who is:

•	an individual citizen or resident of the United Sates for U.S. federal income tax purposes;
•
a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any subdivision thereof or the District of Colombia;

•	an estate, the income of which may be included in the gross income for U.S. federal income tax purposes regardless of its source; or
•
a trust if, in general, (i) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Unless otherwise specifically indicated, this discussion considers only U.S. holders that will own Shares as capital assets (generally, for investment).

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with retroactive effect.  This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances.  In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers; who have elected mark-to-market accounting; who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares; U.S. holders that received Shares as a result of exercising employee stock options or otherwise as compensation; U.S. holders holding Shares as part of a hedging, straddle or conversion transaction; U.S. holders whose functional currency is not the U.S. dollar; non-U.S. holders; real estate investment trusts; regulated investment companies; insurance companies; tax-exempt organizations; financial institutions; grantor trusts; S corporations; certain former citizens or long term residents of the United States; and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below.  Additionally, the possible application of U.S. federal estate, or gift taxes or any aspect of state, local or non-U.S. tax laws is not discussed.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership.  Such a partner or partnership should consult its tax advisor as to its consequences.

No gain or loss should be recognized by a U.S. holder upon such U.S. holder’s exchange of pre-reverse share split Shares for post-reverse share split Shares pursuant to the reverse share split.  In addition, no cash in lieu of fractional shares will be received by U.S. holders that should result in recognition of gain or loss in connection with the reverse share split.  The aggregate tax basis of the post-reverse share split Shares received in the reverse share split will be the same as the U.S. holder’s aggregate tax basis in the pre-reverse share split Shares exchanged therefor.  The U.S. holder’s holding period for the post-reverse share split Shares will include the period during which the U.S. holder held the pre-reverse share split Shares surrendered in the reverse share split.  A U.S. holder that acquired Shares on different dates and at different prices is urged to consult such holder’s own tax advisor regarding the allocation of the tax basis and holding period of such Shares to the Shares that such holder will receive in the reverse share split.

Each holder of Shares is advised to consult his or her tax advisor with respect to all of the potential tax consequences of the reverse share split.

Certain Israeli Tax Consequences

The following discussion summarizing certain Israeli income tax consequences for Israeli shareholders is based on the Israeli Income Tax Ordinance [New Version], 1961, as amended (the "Tax Ordinance"), and is for general information only. Shareholders are urged to consult their own tax advisors to determine the particular consequences to them.

Generally, a reverse share split will not result in the recognition of gain or loss for Israeli income tax purposes, except with respect to any Shares issued, or payment made, as a result of rounding up of fractional shares, if any, as may be determined by our Board of Directors (but see below under “Fractional Shares”). The adjusted tax basis of the aggregate number of new Shares will be the same as the adjusted tax basis of the aggregate number of Shares held by a shareholder immediately prior to the reverse share split and the holding period of the Shares after the reverse share split will include the holding period of the Shares held prior to the reverse share split. No gain or loss will be recognized by the Company as a result of the reverse share split.

Fractional Shares

In order to avoid the expense and inconvenience of issuing fractional shares (or payment therefor) in connection with the reverse share split, we intend to round any fractional share that results from the reverse share split to the nearest whole share (half-shares shall be rounded down). We are in the process of applying to the Israel Tax Authority for a ruling that no gain or loss will be recognized with respect to Shares issued as a result of rounding up of fractional shares.

Exchange of Share Certificates

Shortly after the reverse share split becomes effective, shareholders will be notified and offered the opportunity at their own expense to surrender their current certificates to our stock transfer agent in exchange for the issuance of new certificates reflecting the reverse share split. Commencing on the effective date of the reverse share split, each certificate representing pre-reverse share split Shares will be deemed for all purposes to evidence ownership of post-reverse share split Shares, as the case may be.

Appraisal Rights

No appraisal rights are available under the Companies Law or under our Articles of Association to any shareholder who dissents from the proposal to approve the reverse share split.

Additional Information

If and when our Board of Directors resolves to effect the reverse share split, we will publicly announce the same, including the ratio and additional details regarding the reverse share split, such as exchange of share certificates etc.

Required Approval

The affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of the reverse share split and the related matters.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

"RESOLVED, that, the Board of Directors is authorized, in its discretion (as described below), to effect a reverse share split of the Shares at a ratio not to exceed one-for-twenty.

RESOLVED, that the Board of Directors is authorized to determine whether or not to effect the reverse share split, and if so, to determine the effective date (to be shortly following the date of this shareholder resolution) and the ratio of the reverse share split (not to exceed one-for-twenty), as in the discretion of the Board of Directors is necessary or desirable to maintain the listing of the Shares on the Nasdaq Stock Market based on the market, business and economic conditions prevailing at the time of such determination and such other factors deemed relevant by the Board of Directors, such determination to be conclusive evidence of the necessity or desirability thereof.

RESOLVED, that, if the reverse share split is effected, the issuance of such number of Shares as is necessary, at the discretion of the Board of Directors, to avoid the issuance of fractional shares resulting from the reverse share split (including rounding up or down, as described in the Proxy Statement) is hereby authorized.

RESOLVED, that, if the reverse share split is effected, to reflect the foregoing resolutions, Article 4 of the Articles of Association of the Company, and Section 4 of the Company’s Memorandum of Association, be amended to read as follows:

Articles of Association

‘The authorized share capital of the Company is [_________ (________)] Ordinary Shares, no par value.’ [blanks to be completed following determination of the reverse share split ratio]

Memorandum of Association

‘The authorized share capital of the Company is [_________ (________)] Ordinary Shares of no nominal value, having equal rights.’ [blanks to be completed following determination of the reverse share split ratio]

RESOLVED, that if one or more of the foregoing amendments to the Articles of Association of the Company are implemented, the Board of Directors of the Company shall be authorized, in its discretion, to restate the Articles of Association of the Company."

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item No. 3

APPROVAL FOR MR. RON HADASSI TO SERVE AS OUR CHAIRMAN OF THE BOARD AND ACTING CHIEF EXECUTIVE OFFICER UNTIL NO LATER THAN MARCH 31, 2015

Background

According to sections 95(a) and 121(c) of the Companies Law, the chairman of the board of a public company is permitted to serve also as the chief executive officer only if approved by the shareholders.  The shareholders may give such approval for a period of up to three years from the date of approval.

On March 31, 2014, Mr. Mordechay Zisser ceased to perform services for the Company as its President and Chief Executive Officer. Due to the recent developments in our business, including consummation of our unsecured debt restructuring on February 20, 2014 (the “Debt Restructuring”) and the replacement of all non-external members ofour board on March 13, 2014, our Board decided that it is in the Company’s best interest to appoint a special committee for the purpose of selecting a full-time Chief Executive Officer. Such committee is expected to be formed in a timely manner following the Meeting.

Mr. Ron Hadassi commenced service as our Chairman of the Board following consummation of the Debt Restructuring, and within his duties has performed management services for the Company. Our board of directors believes that it is in the best interest of our company to appoint Mr. Hadassi as Acting Chief Executive Officer for a limited period not to exceed March 31, 2015, as a temporary measure and until appointment of a suitable candidate for the position.  Even if this matter is approved, Mr. Hadassi’s service as Chairman of the Board and as Acting Chief Executive Officer will each continue to be at the pleasure of our board of directors. Mr. Hadassi will not be entitled to any additional compensation on behalf of his services as Acting Chief Executive Officer.

Required Approval

Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, which affirmative vote must include at least (i) two-thirds of the shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution present, in person or by proxy, and voting on the matter, or (ii) the total number of Shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against the Chairman compensation does not exceed two percent of the outstanding voting power in the Company. The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest.  Otherwise, the shareholder is not eligible to vote on this proposal. Under the Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of an entity with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of its outstanding share capital or voting power or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Shares.

Since it is highly unlikely that any of our public shareholders has a personal interest in this matter and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a personal interest in this proposal. If you have a personal interest, please contact the Company's Corporate Secretary for guidance at +972-3-608-6056 for instructions on how to vote your Shares and indicate that you have a personal interest or, if you hold your Shares in "street name", you may also contact the representative managing your account, who would then contact us on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they have a personal interest on the form of voting card that we will file on MAGNA, the website of the Israel Securities Authority.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, to approve Mr. Ron Hadassi’s service as both our Chairman of the Board of Directors and Acting Chief Executive Officer, until no later than March 31, 2015."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item No. 4

APPROVAL OF A COMPENSATION POLICY FOR OUR DIRECTORS AND OFFICERS

Background

Under the Companies Law, all public companies are required to adopt a policy governing the compensation of "office holders". The Companies Law defines the term "office holder" of a company to include a director, the chief executive officer, the chief financial officer and any manager who is directly subordinate to the chief executive officer.  In general, all office holders’ terms of compensation, including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability, must comply with a company's compensation policy, once adopted.

Pursuant to the Companies Law, the compensation policy must comply with specified criteria and guidelines and, in general, be based following consideration of, among others, the following factors: (i) promoting the company’s objectives, business plan and long term policy; (ii) creating appropriate incentives for the company’s office holders, considering, among others, the company's risk management policy; (iii) the company's size and nature of operations; and (iv) with respect to variable elements of compensation (such as bonuses and equity-based awards), the office holder’s contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with his or her role.

Pursuant to the Companies Law, a compensation policy is required to be approved by the board of directors, following the recommendation of the compensation committee, and the shareholders (by a special majority), in that order, at least once every three years.

Our Compensation Committee of the Board of Directors (the "Compensation Committee") and our Board of Directors have approved the Office Holder Compensation Policy, a non-binding translation of which is attached hereto as Exhibit A (the "Compensation Policy" or the "Policy").

Summary of the Compensation Policy

The following is a summary of the Compensation Policy and is qualified by reference to the full text thereof.

•
Objectives: To lay down a set of parameters for compensation of officers and directors of the Company that will maximize the following goals: (i) promotion of the Company’s goals, its business plans and its policy in the long-term, (ii) creation of fitting incentives for the officer holders, considering, inter alia, the Company’s risk management policy and (iii) recruitment and retention of excellent, high-quality managers who form the solid foundation for the Company’s management, its continued development and success over time.

•	Compensation instruments: Divided into fixed and variable components, including fixed salary, benefits, target-based bonuses, equity-based compensation, and/or retirement arrangements.

•	Fixed salary, benefits and perquisites: The Policy provides guidelines and criteria for determining base salary and benefits for office holders.

•
Target-based bonuses: Our policy is to allow annual cash bonuses, which may be awarded to office holders pursuant to the guidelines and criteria, including caps, set forth in the Policy. Each office holder’s bonus will be determined in accordance with the Company’s performance and such office holder’s personal performance against the targets defined for him in the framework of performance of his duties according to his responsibilities, where the meeting of such targets or failure thereof shall have a significant impact on the grant or amount of such bonus. In no event will a bonus exceed the bonus ceilings set forth in the Policy. Such annual bonus will be paid according to the following schedule: 80% of the bonus will be paid in the relevant calendar year, and 20% of the bonus will be paid in the subsequent year and only in the event that we shall meet the company targets in such subsequent year.

•
Breach of duties: The Board will be authorized to cancel payment of the annual bonus to a certain officer in cases of breach of fiduciary duty, breach of his engagement agreement, malicious harm to the Company and/or improper management.

•
Equity-based compensation: We may provide equity-based compensation in the form of stock options and/or other forms of equity, which may be awarded to office holders pursuant to the guidelines set forth in the Policy.

•	Severance arrangements: The Policy provides guidelines and criteria for determining severance arrangements of office holders, including caps thereon.

•
Claw-back:  In the event that an annual bonus or part thereof that was paid to an officer was calculated on the basis of figures which transpired, within three years from the date of payment of the relevant bonus, to be erroneous – the officer shall return to the Company, or the Company shall pay the officer, as the case may be, the difference between the sum of the bonus that he received and that to which he was entitled in accordance with the terms of the Policy.

•
Officers/Employees ratio: Upon approval or determination of compensation terms for officers, the Compensation Committee and the Board shall examine the ratio between the compensation terms of our officers and the compensation terms of the Company’s other employees, with particular regard to the ratio between the officers’ compensation and the employees’ average and median salary, and discuss its possible impact on labor relations within the Company.

•
Directors: The Policy permits providing compensation to our directors up to the maximum amounts payable to expert external directors in accordance with applicable regulations promulgated under the Companies Law, as well as reimbursement of expenses.

•
Compensation to the Chairman of the Board: An active Chairman of the Board may receive compensation in accordance with the criteria for compensation of officers who are not directors, according to the scope of his position and relative compensation ceiling.

•
Exemption, Indemnification and Insurance: The Policy permits providing office holders with indemnification, exculpation and insurance, as permitted by the Companies Law. In particular, the Policy contains specific guidelines for liability insurance covering office holders.

•	Applicability: The policy shall apply to all of the Company’s officer holders, as defined in the Companies Law.

Required Approval

Pursuant to the Companies Law, the approval of the Compensation Policy requires the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the Shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution are voted in favor of the election of the Compensation Policy or (ii) the total number of Shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against the Compensation Policy does not exceed two percent of the outstanding voting power in the Company.  The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest.  Otherwise, the shareholder is not eligible to vote on this proposal.  All of our directors and officers are deemed to have a "personal interest" in this matter.  For information regarding personal interests under the Companies Law and related voting procedures, please see Item 3 above, under the caption "Required Approval".

According to the Companies Law, even if the shareholders do not approve the Compensation Policy, the Compensation Committee and the Board of Directors may thereafter approve the proposal, provided that they have determined based on detailed reasoning and a re-evaluation of the Compensation Policy, that the Compensation Policy is in the best interests of the Company despite the opposition of the shareholders.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the Compensation Policy, in the form attached as Exhibit A to the Proxy Statement, be, and it hereby is, approved."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item No. 5

APPROVAL OF COMPENSATION FOR
OUR CHAIRMAN, MR. RON HADASSI

At the Meeting, you will be asked to approve the compensation terms as detailed in Exhibit B, attached hereto, for Mr. Ron Hadassi, our Chairman of the Board of Directors (the "Chairman"). Pursuant to a recent amendment to the Companies Law, any public Israeli company that seeks to approve compensation terms of its directors (subject to certain exceptions) is required to obtain the approval of its compensation committee, board of directors and shareholders, in that order. In addition, until the adoption of a compensation policy in accordance with the Companies Law, when approving such compensation, the Compensation Committee and the Board of Directors have to review, discuss and approve the compensation terms in light of certain considerations set forth in the Companies Law. Our Compensation Committee and Board of Directors have approved such compensation terms consistent with the Compensation Policy.

Background

Such compensation is made due to and solely for Mr. Hadassi’s services as (i) Chairman of our Board of Directors, (ii) Chairman of the Board of Directors of our subsidiaries Elbit Medical Technologies Ltd. and Plaza Centers N.V., as detailed in Exhibit B, and (iii) any services performed for other subsidiaries of the Company.

For the avoidance of doubt, to the extent Item no. 4 hereto is approved, Mr. Hadassi shall not be entitled to any compensation as a result of his services as acting Chief Executive Officer, and the aforementioned compensation shall not be affected in any way by Mr. Hadassi’s appointment as acting Chief Executive Officer or termination thereof.

Reasons for the Proposal

Mr. Hadassi has served as our Chairman since March 21, 2014, as well as Chairman of the Board of Directors of our subsidiaries Plaza Centers N.V. (“Plaza”) and Elbit Medical Technologies Ltd. (“Elbit Medical”).  As Chairman of the Board of Directors of Plaza and Elbit Medical, Mr. Hadassi is expected to play a central role in managing Plaza’s business pending approval of its debt arrangement, in anticipation of which he has dedicated substantial time and effort towards familiarizing himself with Plaza’s business and assets and the various possibilities towards realization or improvement of such assets, and with respect to both Plaza and Elbit Medical, managing issues involving target companies and raising shareholders value. Prior to approving Mr. Hadassi 's new compensation terms, our Compensation Committee and Board of Directors considered the above factors in addition to several factors, including comparable industry data, data of peer companies in our industry, the responsibilities performed and to be performed by Mr. Hadassi after the recent debt restructuring, the compensation for comparably situated chairmen of the board, the central role of Mr. Hadassi in the implementation of Elbit's business plan, as well as certain other factors prescribed by the Companies Law and our Compensation Policy, as described in Item 3 above.

Required Approval

If the Compensation Policy is approved at the Meeting (see Item 4 above), the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter will be required for the approval of the compensation of our Chairman. Otherwise, the compensation of our Chairman requires the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the Shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution are voted in favor of the Chairman compensation, or (ii) the total number of Shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against the Chairman compensation does not exceed two percent of the outstanding voting power in the Company.  In such event, the Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal.  For information regarding personal interests under the Companies Law and related voting procedures, please see Item 3 above, under the caption "Required Approval".

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, the terms of compensation of Mr. Ron Hadassi, our Chairman of the Board of Directors, as described in the Proxy Statement and in Exhibit B thereto, be, and the same hereby are, approved, with effect as of Mr. Hadassi’s appointment as our Chairman of the Board of Directors on March 21, 2014."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item No. 6

APPROVAL OF A CONSULTANCY AGREEMENT
WITH OUR DIRECTOR, MR. BOAZ LIFSCHITZ

At the Meeting, you will be asked to approve the entering into a Consultancy Agreement with our director, Mr. Boaz Lifschitz.

The proposed terms of the Consultancy Agreement are as follows:

•	Mr. Lifschitz shall provide consultancy services relating to the life sciences field (the “Services”) to the Company and its subsidiaries (and other related companies).

•
The Services shall include ongoing consultancy with respect to the Company and its subsidiaries’ (InSightec Ltd. and Gamida-Cell Ltd.) activity in the bio-medical field, as well as holding meetings and discussions from time to time for purposes of oversight and development of such activity, all in accordance with the Company’s objectives. Furthermore, the Services shall include in the future: consultancy regarding negotiation procedures as well as review of business transactions; advice regarding investments; preparation and analysis of business plans; and strategies and other related services.

•
In consideration thereof, the Company shall pay Mr. Lifschitz an annual fee of NIS 100,000 plus VAT, payable in quarterly installments in arrears as well as reimbursement for expenses incurred within the providing of the Services, in accordance with the Company’s policy regarding reimbursement of expenses. Such fees shall be made in addition to the fees Mr. Lifschitz is entitled to in his capacity as a member of our Board, as proposed in Item 7 hereto.

•	Mr. Lifschitz will be required to provide reports on a monthly basis detailing the Services provided within each month.

•	The Company will have the option to terminate this arrangement upon 30 days’ notice.

If approved at the Meeting, a definitive agreement will be entered into with Mr. Lifschitz reflecting the foregoing terms and other customary provisions.

Reasons for the Proposal

•
Our proposed Compensation Policy enables us to enter service agreements with our directors. Our   Board and Compensation Committee are of the opinion that the entering of this agreement is in line with the Compensation Policy.

•
Mr. Lifschitz possesses considerable experience in the financial field, with emphasis on the bio-medical sector, as a result of his experiences as an entrepreneur in the field of medical technologies and the founder and general partner of Peregrine Ventures, a fund focused on investments in the field of medical devices.

•
Due to recent events affecting the Company and its business, we are in the midst of a period of significance for the Company, where our bio-medical activity is of substantial importance in our business strategy. Our ability to develop our bio-medical businesses, to contribute to their activity and growth as well as realizing maximal profits is critical for the Company’s continued growth and development.

•
In light of past experience and due to the special circumstances of the field, it was ascertained that we require professional, experienced oversight on our bio-medical activity. The Board and Compensation Committee are of the opinion that Mr. Lifschitz answers such requirements and is well-positioned to assist our management in overseeing our bio-medical activity and supporting its unique requirements.

•
It is the Board and Compensation Committee’s opinion that the compensation proposed hereof will serve as an adequate incentive to Mr. Lifschitz in providing the services required hereof in an efficient and dedicated manner.

•
Due to the above, and following review and examination of similar business relationships between consultants and other companies, the Board and Compensation Committee are of the opinion that the proposed relationship with Mr. Lifschitz and the terms thereof are fair and reasonable and that entering such agreement would serve the Company’s interests.

Required Approval

If the Compensation Policy is approved at the Meeting (see Item 4 above), the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter will be required for the approval of this matter. Otherwise, approval of this matter will require the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the Shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution are voted in favor of the Chairman compensation, or (ii) the total number of Shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against does not exceed two percent of the outstanding voting power in the Company.  In such event, the Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal.  For information regarding personal interests under the Companies Law and related voting procedures, please see Item 3 above, under the caption "Required Approval".

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, to approve a Consultancy Agreement with Mr. Boaz Lifschitz substantially under the terms presented to the Shareholders of the Company."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item No. 7

APPROVAL OF COMPENSATION FOR OUR NON-EXTERNAL DIRECTORS

At the Meeting, the shareholders will be asked to approve compensation for each of our non-external directors, other than our Chairman Mr. Ron Hadassi, to the extent that his special compensation in Item 5 is approved.  We propose to pay our non-external directors (none of whom are executive officers of the Company) the same compensation that is paid to our external directors.  Under the Companies Law, the compensation of directors requires the approval of the Compensation Committee, Board of Directors and shareholders, in that order.

The compensation of our external directors is governed by regulations promulgated under the Companies Law (the "Compensation Regulations"). According to the Compensation Regulations, we pay our external directors, both of whom have been designated as experts by our Board of Directors, the maximum annual fee set forth in the Compensation Regulations for non-experts and the maximum meeting attendance fee set forth in the Compensation Regulations for experts.  The amounts payable by a company to external directors under the Compensation Directors are based on the amount of the company's shareholders' equity as of the end of the previous year.  Accordingly, in 2014, we pay our external directors NIS 37,115 (approximately $10,824) per year and NIS 3,300 (approximately $962) per meeting.  As a result of our debt restructuring, which was consummated on February 20, 2014, we expect that our shareholders' equity at the end of 2014 will be significantly higher.  If, as expected, our shareholders' equity as of December 31, 2014 is between NIS 274.3 million (approximately $79,994,167) and NIS 1.17 billion (approximately $341,207,349), then the fees payable to our external directors in 2015 under the Compensation Regulations would be NIS 85,705 (approximately $24,994) per year and NIS 4,390 (approximately $1,280) per meeting, subject to adjustment for CPI changes pursuant to the Compensation Regulations.

At the Meeting, our shareholders will be asked to approve the same compensation for our other current directors, effective from the date of their election on March 13, 2014, provided that, if the special compensation of our Chairman Mr. Ron Hadassi in Item 5 is approved, he will not receive the fees described in this proposal.  We also propose to pay the same compensation to our non-executive directors who may serve from time to time in the future. Directors will also be entitled to reimbursement of expenses pursuant to the Compensation Policy and as approved from time to time by the Compensation Committee.

The currency translations set forth above are provided for the purpose of convenience, based on the representative exchange rate published by the Bank of Israel on July 9, 2014.  All cash amounts set forth above are subject to adjustment for changes in the Israeli consumer price index and changes in the amounts payable pursuant to the Compensation Regulations from time to time. In the event that any changes are made from time to time in the future to the compensation terms of the Company’s external directors, the same changes will be made to the compensation of the other non-executive directors whose compensation is tied to that of the external directors.

Reasons for the Proposal

The proposed compensation is intended to compensate the directors for their services and their contributions to the Company's development.  The Compensation Committee and Board of Directors noted that the proposed compensation terms are reasonable taking into consideration, among other things, the size and complexity of the Company, the challenges facing the Company and the amount of time and effort required by the Company’s directors to fulfill their duties.  Finally, in the spirit of equality and fairness, the proposed compensation is meant to provide the same compensation to the Company’s non-executive directors as that paid to the Company’s external directors.  In light of all of the above, the Compensation Committee and Board of Directors concluded that the proposed director compensation is in accordance with the Compensation Policy and in the best interests of the Company.

Required Approval

If the Compensation Policy is approved at the Meeting (see Item 4 above), the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter will be required for the approval of this matter. Otherwise, approval of this matter will require the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the Shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution are voted in favor of the Chairman compensation, or (ii) the total number of Shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against does not exceed two percent of the outstanding voting power in the Company.  In such event, the Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal.  For information regarding personal interests under the Companies Law and related voting procedures, please see Item 3 above, under the caption "Required Approval".

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the compensation terms of the Company’s current directors and future non-executive directors who may serve from time to time in the future, all as described in the Proxy Statement, be, and the same hereby are, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Item No. 8

RE-APPOINTMENT OF OUR INDEPENDENT AUDITORS

At the Meeting, you will be asked to approve the re-appointment of Brightman Almagor Zohar & Co., a member of Deloitte, as our independent auditors until next year’s Annual General Meeting of Shareholders. The reappointment has been recommended by our audit committee of the Board of Directors, which is also authorized to pre-approve the fees of our independent auditors, in accordance with the Sarbanes-Oxley Act of 2002. Such auditors have served as our auditors since 1999, and have no relationship with us or with any of our affiliates, except as auditors.

Required Approval

The affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

Proposed Resolution

It is proposed that the following resolutions be adopted at the Meeting:

"RESOLVED, that the re-appointment of Brightman Almagor Zohar & Co. as our independent auditors until next year’s Annual General Meeting of Shareholders be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Item No. 9

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

Our audited financial statements for the years ended December 31, 2012 and December 31, 2013 are included in our Annual Report on Form 20-F/A and our Current Report on Form 6-K filed with the Securities and Exchange Commission (the "SEC") on November 27, 2013 and on March 31, 2014, respectively. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote by the shareholders.

PROPOSALS OF SHAREHOLDERS

Any shareholder of the Company who intends to present a proposal at the 2014 Annual Meeting of shareholders must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary at the following address: 5 Kinneret Street, BSR Tower 3, Bnei Brak, Israel, Attention: Corporate Secretary. For a shareholder proposal to be considered for inclusion in the Meeting, our Corporate Secretary must receive the written proposal no later than July 17, 2014. If our Board of Directors determines that a shareholder proposal is appropriate for inclusion in the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than July 24, 2014 by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC and the ISA.

OTHER BUSINESS

The Board of Directors knows of no other matter to come before the Meeting.  However, if any matters requiring a vote of the shareholders arise, it is the intention of the persons named in the attached form of proxy to vote such proxy in accordance with their best judgment, including any matters or motions dealing with the conduct of the Meeting.

Your prompt action is required to vote.  Therefore, whether or not you expect to attend the Meeting, please complete and sign a form of proxy and return it to us, so that it is received at our offices at least 48 hours before the Meeting.

By Order of the Board of Directors, Mr. Ron Hadassi Chairman of the Board of Directors

July 10, 2014

Exhibit A

Compensation Policy

Office Holder Compensation Policy

Elbit Imaging Ltd.

June 2014

Introduction

The purpose of this document is to describe and specify the Company’s policy on the compensation of the office holders of Elbit Imaging Ltd. (the “Company”), the components thereof and the manner of determination thereof, inter alia in accordance with the Companies Law (Amendment No. 20), 5773-2012 (“Amendment 20”).
The compensation policy is a tool in the hands of the Company in which it can, insofar as necessary, incentivize and compensate the office holders. The only compensation components to which the office holders will be entitled will be those specifically approved by the organs authorized therefor at the Company, and subject to the provisions of any law1.

The Validity of the Compensation Policy

The compensation policy will take effect from the date of approval thereof by the general meeting for 3 years pursuant to the provisions of the Companies Law, 5759-1999, including the regulations thereunder, as shall be updated from time to time (the “Companies Law”).

The Compensation Committee shall examine and update the compensation policy at least once every 3 years and as shall be required from time to time, and shall recommend to the Company’s Board of Directors on the update or extension of the validity thereof and shall supervise its implementation.

As of the date of Amendment 20’s taking effect and as of the date of approval of this compensation policy document, the Company has compensation mechanisms for the Company’s office holders, which are binding upon the Company by virtue of employment agreements and management agreements that have been made.

The Company shall further aspire, in the framework of the execution of new employment agreements and/or management agreements / renewal of existing agreements, to incorporate and implement the principles of the compensation policy included below, subject to the Company’s possibility of deviating from this compensation policy, insofar as shall be required and subject to the provisions of the law.

The Organs Authorized to Approve the Compensation Conditions at the Company

Approval of the terms of employment and modifications to the compensation plans of the office holders in the framework of the policy shall be discussed and authorized by the Company’s competent organs pursuant to the provisions of any law.

1  Adoption of the compensation policy by the Company confers no right on the officers thereof and does not change, in itself, the rights conferred on them.

Guiding Principles for Setting the Compensation Policy

1.	The considerations weighed by the Company’s Compensation Committee and the Company’s Board of Directors when determining the compensation policy are:

1.1.
To develop and retain high-quality manpower at the Company in general, and office holders specifically, as a way of promoting the Company’s goals, its work plan, as approved by the Board of Directors, and its policy, to recruit and retain high-quality suitable managers who form the solid foundation for the Company’s management, inter alia in view of the Company’s modest manpower structure and the executive status and position of the office holders, its continued development and success over time.

1.2.
To create a link between the targets of the Company and the Company’s management and the compensation paid to the Company’s office holders, considering the interest of the Company’s shareholders that the Company maximize its profits and the interest of the Company to hire and retain high-quality office holders with appropriate skills, experience, familiarity with the Company’s business and the market in which the Company operates.

1.3.
To create fitting incentives for the Company’s office holders that will encourage them to act to create and use appropriate business opportunities which have the potential to maximize the Company’s profits on the one hand, and prevent them from taking unreasonable risks on the other hand. The compensation policy attempts, insofar as possible, to reflect the creation of fitting and balanced incentives for the Company’s office holders, considering, inter alia, the Company’s risk management policy.

1.4.	The Company’s size and the nature of its business.

2.
The compensation policy defines a compensation structure whose purpose is to incentivize the office holders to act to achieve targets that will promote the Company’s goals, its work plan, in both the immediate and long term, including the proper ratio between the variable and fixed components out of the total compensation package, inter alia in order not to encourage the relevant office holder to take risks deviating from the Company’s policy in this regard, while emphasizing balancing the need to retain the Company’s executive office holders.

3.
In determining variable components in the terms of office and employment of the office holders, the compensation policy expresses the contribution of the office holder to achieving the Company’s targets and maximizing its profits, inter alia in the long-term and in accordance with the office holder’s position.

4.	The compensation policy reflects the consideration of the Company’s size and the nature and complexity of its business.

5.	The policy shall apply to all of the Company’s office holders, as defined in the Companies Law.

The Compensation Policy

General

Generally, office holders’ compensation plans are adapted to their duties and responsibilities in the Company and to the achievable targets that are set for them in the framework of performance of their duties for the purpose of promoting the Company’s goals, its work plan and its policy in the long-term.

Objectives of the compensation policy:

Laying down a set of parameters for compensation that will maximize the goals as follows:

a.	Promotion of the Company’s goals, its work plans and its policy in the long-term;

b.	Creation of fitting incentives for the office holders, considering, inter alia, the Company’s risk management policy;

c.	Recruitment and retention of excellent, high-quality managers who form the solid foundation for the Company’s management, its continued development and success over time.

Considerations upon determining terms of office and employment for office holders:

a.	Consideration of the education, skills, expertise, professional experience and achievements of the candidate or incumbent office holder.

b.	Consideration of the duties, responsibilities, term of employment of and previous agreements with the office holder (in the case of an existing office holder).

c.	The Company’s size and the nature of its business.

d.	The recommendation of the office holder’s supervisor.

e.
The office holder’s contribution to achieving the Company’s targets and maximizing its profits, all in the long-term and in accordance with the office holder’s position (in reference to variable compensation components).

f.
Relation to the earning bracket of the Company’s employees and managers – upon approval of compensation for an office holder, data will be presented regarding: (1) the compensation of office holders at a similar level in the Company (insofar as relevant); (2) the salary of the previous office holder in the same position (insofar as relevant); (3) the average salary and the median salary of the Company’s employees and the contractor’s workers employed at the Company, and the ratio between each one of these and the compensation proposed for approval for the office holder – in this context, the effect of the disparity between the terms of office of the office holders and the salary conditions of the Company’s other employees on working relations at the Company will be examined.

g.
Comparison from time to time to the earning bracket of office holders in similar positions at similar companies. Similar companies for this purpose will be public companies similar to the Company in terms of the nature and field of business and relevant financial figures such as the market cap, total balance sheet, income and/or the totality of such parameters in accordance with the nature and size of the Company and its type of business. In addition, a maximum range will be defined for each parameter relative to the Company itself, such that the comparison group will not include companies in which such parameters deviate from the said range. In addition, the Company shall aspire to have no less than 5 companies in its comparison group.

h.	The Company’s financial position.

Set forth below are guidelines for the Company’s compensation policy, as approved by the Compensation Committee and the Board of Directors, with respect to the components of the compensation plans.

It is emphasized and clarified that this policy does not impose any undertaking on the Company vis-à-vis its office holders.

1.	Fixed salary components

Fixed salary – intended to compensate the office holder for the time that he invests in performing his duties at the Company on an ongoing basis. Fixed salary reflects both the office holder’s skills and professional experience and the definition of his position, the characteristics and level of his position at the Company, including the authority and responsibility deriving therefrom.

Set forth below are fixed monthly salary ranges2 for full-time office holders of the Company:

	Minimum (NIS in thousands)	Maximum (NIS in thousands)
Chairman of the Board	80	93
CEO/General Manager	90	120
Deputy CEO/VP	55	85

The Company, at its discretion, may link the base salary of the office holders to the consumer price index.

In relation to office holders who provide services to the Company through a company owned by them (in this section: the “Manager” and “Management Company”, respectively) – the engagement with the Management Company will be made in a manner which ensures, to the extent possible, that there will be no employment relationship between the Company and the Manager, neither as an exclusive employer nor as a joint employer with the Management Company, that the Management Company will be the sole and exclusive employer of the Manager, bearing alone all of the obligations and responsibility with respect to the Manager’s employment, including payment of his entire salary, rights and social benefits and deductions that are required to be made pursuant to any law or agreement, including salary and social benefits, income tax, national insurance, health tax and any payment for severance pay and/or compensation in the case of a work accident (heaven forbid), and full, exclusive and absolute liability in any case of harm, injury, disability or death (heaven forbid). In addition, the management agreement with the Management Company shall include a waiver and indemnification clause with respect to any amount that might be awarded against the Company as a result of a ruling that an employment relationship existed between the Company and the Manager. It is further clarified that the cost of employment of the office holder providing management services through a Management Company will be calculated as including both the management fee and the V.A.T component or any other input or component, insofar as applicable, which shall be added to the management fee and/or which shall be paid and/or that the Company shall bear in respect of the engagement with the Management Company, insofar as setoff or deduction thereof by the Company shall be prohibited for whatever reason.

2 The fixed salary for this purpose is the gross base salary without the related and social components.

Generally, in the future, the Company will not engage with office holders through a Management Company. The Company’s engagement with the office holder through a management agreement with a Management Company as aforesaid requires special approval by the Compensation Committee. In the event that the Company shall engage with the office holder through a management agreement for receipt of his services, the management fee ceiling will be equal to the ceiling of the fixed salary (base salary), plus the ceiling of the related and social benefits, as shall be defined, and plus V.A.T as required by law (if applicable).

The accounting with respect to payment of the various compensation components as are defined in this policy document for an office holder who provides his services both at the Company and at the group’s companies, is at the Company level only.

It is clarified that an office holder who is a director in the Company and in addition serves as a director of the Company's subsidiary or affiliate, shall be entitled to director's compensation in each company in which it serves in such capacity, in accordance with any law applicable to such companies. To the extent that an office holder who is not a director, in his capacity as such provides services or serves in additional positions in the Company's subsidiaries or affiliates, the aggregate compensation to which such office holder shall be entitled to in consideration of such positions or services shall not exceed the fixed compensation for office holders who are not directors in accordance with this Compensation Policy. It should be noted, that an annual raise of the fixed compensation, inclusive of interest and linkage differences, at a rate of up to 5% of the retaining costs of such office holder, shall not be deemed a substantial change of such officer's terms of service.

Related benefits – the terms of office and employment of the office holders include related and social benefits pursuant to law and Company practice.

Related benefits include, inter alia, leave, recuperation, contributions for provident payments and severance pay, contribution to a study fund and a car.

The Company may provide the office holder, for the purpose of performance of his duties, with a mobile telephone, laptop etc., as the Company’s management shall determine. The Company may determine that it shall bear any and all expenses entailed by such related benefits, including gross-up of the tax thereon.

In any event, the related and social benefits specified above shall not exceed 50% of the gross monthly salary of the office holder (with the exception of reimbursement of expenses).

Changes to the related benefits will be examined as part of the total fixed component in reference to the ratios defined by the Company between variable and fixed components in the compensation package. The related benefits will be examined by the Compensation Committee and the Board of Directors in the framework of a periodic examination of the total expenses and will be updated as needed.

The Company may determine in its engagement with the office holder that it shall bear part or all of the office holder’s expenses which are incurred for the purpose of performance of his duties, including telephone, internet, accommodation (in and outside of Israel), per diems, hospitality, travel expenses in Israel and overseas, newspapers, professional literature, professional organization membership fees etc.

2.	Variable compensation – target-based bonus

The variable component shall reflect the office holder’s contribution to achieving the Company’s targets and maximizing its profits, in the long-term, according to measurable criteria.

The variable component will be determined in accordance with the Company’s performance and the office holder’s personal performance against the targets defined for him in the framework of performance of his duties according to his responsibilities.

The Company’s compensation policy is that significant weight is given to the meeting of targets, which derive from the Company’s annual and multi-year work plan and/or the Company’s strategic plan. The Company’s targets express the Company’s success on the whole in realizing its plans, the contribution of the office holders to the Company’s success and the Company’s desire to compensate office holders for meeting such targets.

The Company’s compensation policy, as set forth herein, determines that the more senior the office holder, the greater the proportional weight of the Company’s targets out of the total targets.

The targets shall include measurable targets that reflect the Company’s goals and strategy in the short- and long-term in order to create an identity of interests between the Company, the shareholders and the office holders, in promoting the Company’s goals and strategy as aforesaid.

An immaterial part of the total variable compensation components will be granted according to non-measurable (i.e. discretionary) criteria, considering the office holder’s contribution, which cannot be measured by identified quantitative criteria.

The bonus which is based on measurable criteria shall derive from and be calculated based on the measurable targets but shall not exceed the bonus ceilings.

Variable compensation calculation model

Applicability

The office holders who may be entitled to variable compensation – a bonus, are: the Chairman of the Board, the CEO, the General Manager, the Deputy CEO and any other office holder who reports directly to the CEO.

Components of the annual bonus mechanism

The amount of an office holder’s annual bonus will be determined by a model which may include the following three parameters:

Meeting the Company’s targets which are subject to threshold conditions:

The office holder will be entitled to an annual bonus for meeting the Company’s targets specified below only if the Company meets the following cumulative threshold conditions:

1.	Meeting financial covenants – in the course of the relevant calendar year, the Company shall fully meet the financial covenants undertaken with respect to its creditors.

2.
Payment of the bonds and other loan balances (principal and interest) – in the course of the relevant calendar year, the Company shall fully meet the payment conditions of the principal, interest and linkage differentials in respect of bonds issued thereby and loans received from other third parties.

3.	Going concern note – The auditors’ opinion on the audited and consolidated annual financial statements for the relevant compensation year included no “going concern” note in relation to the Company.

Failure to meet one or more of the threshold conditions specified above means that the office holders will not be entitled to an annual bonus for meeting the Company’s targets in the relevant calendar year. However, in the event that the opinion on the Company’s audited and consolidated annual financial statements in the relevant year includes a “going concern” note in relation to the Company, approval of a bonus for meeting personal targets as well as the granting of the discretionary bonus component to the office holders will be the subject of special deliberation and authorization (if approved) by the Company’s Compensation Committee.

The Company’s targets are as follows:

1.
Improvement of assets – improvement of the Company’s assets by building and creating added value for the Company, whether by recruiting an investor, closing of project financing for the development of the projects relevant to such year, other improvement actions, according to such targets and at such scopes as shall be determined each year in accordance with the Company’s annual business plan, all in relation to the appreciation in the improvement of the assets.

2.
Disposition of assets – the sale of assets at a higher price than the value of the assets, as appears in the Company’s consolidated and audited annual3 financial statements in accordance with the Company’s annual business plan.

3.
Improvement of financial metrics – each year, the competent organs at the Company shall define the financial metrics relevant to the Company in accordance with the Company’s annual business plan. Among the metrics: liquidity ratios, financial strength ratios, leverage ratios etc.

Each year, the authorized organs at the Company shall determine the weight of each company target (provided that each target’s respective weight shall comprise at least 20%) as well as the minimal rate of achievement, which shall be no less than 80%. Achievement of less than 80% of the company target shall be deemed as failure to meet the relevant company target. Achievement of 80% of the company target shall be accounted for as 80% of the relevant company target. Each increase of 1% of the company target shall entitle to an additional 1% of the achievement of such target (on a straight line), up to a ceiling of 100%.

Meeting personal targets

The personal targets of an office holder may be quantitative and/or qualitative but measurable. The targets shall be defined as measurable, absolute and necessitating no exercise of discretion.

The Company’s Board of Directors will be authorized to define measurable personal targets for the relevant office holder such that they shall reflect the direct influence of the office holder on achievement of the target.

These metrics may include the following targets:

-
Real estate ventures – recruitment of investors for investments in real estate ventures, management of a portfolio of the said investments, the profitability of the venture, cost of performance metrics of the real estate venture.

-	Annual work plan – meeting of material milestones set forth in the annual work plan, meeting an approved annual budget, etc.

3 The calculation of the bonus for 2014 in respect of achievement of the disposition of assets target shall use the base value of the assets as of June 30, 2014.

Determination of the personal targets for the Company’s office holders and determination of the weights for each personal target as aforesaid shall be determined each year by the Company’s Board of Directors considering the Company’s plans for such year and considering special tasks that shall be imposed on the office holder, if any.

With respect to an office holder who provides his services both at the Company and at the group’s companies, definition of the personal targets, the calculation basis while exercising discretion as to whether the financial results of the group’s companies will be included in the measurement of the target, shall be determined and defined by the Compensation Committee for each office holder individually.

In a case in which the opinion on the Company’s audited and consolidated annual financial statements in the relevant year includes a “going concern” note in relation to the Company, approval of a bonus for meeting personal targets for the office holders will be the subject of special deliberation and approval (if approved) by the Company’s Compensation Committee.

If no personal targets are defined for office holders in a given year, their weight will be transferred to the Company’s targets in the variable compensation formula. The mix and weight of the targets and the rate of minimal achievement thereof granting entitlement to variable compensation shall be determined each year by the Board of Directors. As of the date of approval of the compensation policy, the minimum rate of achievement of each personal target that shall be defined which grants entitlement to compensation for such targets, is 80%.

Discretionary bonus

The Company will be entitled to decide on the granting of an additional bonus to the Company’s office holders, in whole or in part. In any event, the amount of the additional bonus shall not exceed 15% of the sum total of the annual bonus paid to an office holder.

In a case in which the opinion on the Company’s audited and consolidated annual financial statements in the relevant year includes a “going concern” note in relation to the Company, the determination to grant an additional bonus to an office holder will be subject to special deliberation and approval (if approved) by the Company’s Compensation Committee.

Weights of the components of the annual bonus mechanism

	Company targets	Personal targets	Discretion	Total
Chairman of the Board	100%			100%
CEO	70%-100%	0%- 30%	0%-15%	100%
General Manager	50%-100%	0%-50%	0%-15%	100%
Deputy CEO	80%-100%	0%-20%	0%-15%	100%

Ceilings of annual bonuses for the office holders

The ceiling of the annual personal bonus for the office holders is as specified below:

Office holder	Bonus Ceiling in Terms of Fixed Salary Months4
Chairman of the Board	3.5
CEO, General Manager	6.5
Deputy CEO	5

Mechanism for calculation of the measurable bonus

The mix and weight of the targets (company targets and personal targets) and the threshold of minimum achievement thereof which grants entitlement to the measurable bonus shall be determined each year by the Compensation Committee and the Board of Directors.

The compensation for meeting the measurable targets (company targets and personal targets, if any) shall be calculated as follows: the product reached by multiplying the rate of achievement of the applicable target by the weight such target comprises in the compensation formula, up to the ceiling of the bonus for office holders.

Numerical example of calculation of the Deputy CEO’s bonus: in the event that in a certain year the weight of the company targets is defined as approx. 80% of the sum total of the bonus and the weight of the personal targets is 20%, and the rate of achievement of the company targets is 100% and the rate of achievement of the personal targets is 80%.

The Deputy CEO may be entitled to a bonus as follows:

A bonus for meeting company targets: 80%*100%*5 months’ gross salary – 4 months’ gross salary.

4 The fixed salary for this purpose is the gross base salary, linked to the index, without the related and social benefits component, as of December of the year in respect of which the compensation is being granted.

A bonus for meeting personal targets: 20%*80%*5 months’ gross salary – 0.8 months’ gross salary.

The total bonus is in the sum of 4.8 months’ gross salary.

Additional issues:

1.
The Company’s Board of Directors, at the recommendation of the Compensation Committee, will be authorized to deduct up to 15% of the amount of the annual bonus, considering the reasonableness of the bonus received from meeting targets versus the office holder’s contribution to achievement thereof, and considering the business and financial condition of the Company.

2.
For the avoidance of doubt, the Board of Directors will be authorized to cancel payment of the annual bonus to a certain office holder in cases of a breach of the fiduciary duty, a breach of the engagement agreement, malicious harm to the Company and/or improper administration.

3.
Bonus payment schedule – the bonus that was calculated pursuant to compliance with the bonus mechanism specified above will be paid according to the following schedule: 80% of the bonus will be paid in the relevant calendar year, while the balance of the bonus, i.e. 20% of the bonus, will be paid in the subsequent year and only in the event that the Company shall meet the company targets in such year.

4.
Timing of payment: the bonus will be paid to the office holders in respect of each calendar year of the employment period no later than the date of payment of the first salary after the date of approval of the financial statements.

5.
Partial bonus and qualification period: if the office holder begins/ends his office before the end of the relevant compensation year, the annual bonus will be calculated in respect of the year of commencement/expiration of his office partially, as follows: the sum of the bonus in accordance with the above calculation, multiplied by the ratio between the number of days on which the office holder worked at the Company and 365 days.

6.
If the office holder did not work at the Company in practice on the date of entitlement to the bonus, the office holder will be entitled to a bonus in accordance with the ratio between the period of his actual employment at the Company in such year and a full year of employment (while achievement of the targets will be examined until the date of expiration of his office / employment in the relevant year).

7.
Unless a personal employment agreement explicitly determines otherwise, any payment that is made to the office holder on account of variable compensation according to this compensation policy, if paid, is not and will not be deemed as part of the office holder’s regular salary for all intents and purposes and will not constitute a basis for calculation or for entitlement or for accrual of any related right, including, and without derogating from the generality of the aforesaid, not as a component included in the payment of leave, severance pay, contributions to the provident funds etc.

8.
Taxation – insofar as any tax liability or other mandatory payment shall be levied on the variable compensation (national insurance, national health tax etc.) in accordance with the plan, the office holder shall bear the same pursuant to law (insofar as it shall apply to the office holder pursuant to law).

3.	Variable compensation – capital component

Capital compensation constitutes an appropriate mechanism for retaining and incentivizing office holders while bringing closer together the interests of the office holders and the shareholders, and allowing suitable balance between short- and long-term interests, inter alia by determining a vesting period and granting capital instruments which are not “in the money” on the date of the granting thereof. Thanks to the long-term nature of capital compensation plans, they support the Company’s ability to retain its senior managers in their positions in the long-term.

Insofar as the Company shall decide on the granting of capital compensation, the Company’s office holders who are entitled to such compensation are all of the Company’s office holders with the exception of directors.

Upon determining a capital compensation plan5, the capital compensation plan will include an annual ceiling for the value of variable components on the date of payment thereof which shall not exceed an amount equal to the fixed salary payable for 6.5 months of continued service for the Chairman of the Board, NIS 420 thousand for the CEO and the General Manager and shall not exceed NIS 200 thousand for deputy CEOs. The annual ceiling was calculated as if the capital expense is spread over the vesting period in a straight line.

In addition, the minimum vesting or holding period of capital variable components under conditions of holding office and employment is 3 years, in consideration of appropriate incentives from a long-term perspective.

Insofar as options shall be allotted – the exercise price will be no less than the share price on the date of the allotment, such that it shall constitute a proper incentive to maximize the value of the Company in the long-term, and in any event – in reference to a stock option plan of the Company (or a subsidiary, associate or affiliate thereof whose shares are listed in Israel or overseas) – no less than the average price of the Company’s shares on TASE (and in the case of a subsidiary, associate or affiliate of the Company, whose shares are listed in Israel or overseas –no less than the average price of the company’s shares on the stock exchange on which they are traded) in the course of at least the 30 trading days that preceded the allotment date. The options will be deposited with a trustee pursuant to the provisions of Section 102 of the Income Tax Ordinance.

5 For this purpose, a capital compensation plan may include any capital instrument that the Company deems relevant for compensation of the Company’s officers.

4.	Retirement conditions

The Company’s office holders are entitled to prior notice of up to 4 months and to severance pay pursuant to the relevant law.

The Company will have the possibility of granting a retirement bonus to an office holder who retires, in accordance with the terms and conditions specified below, over and above the compensation for the prior notice period.

Generally, if the Company terminates the employment relationship with the office holder at its initiative, the retirement bonus will not exceed 6 months’ gross salary6. If the office holder ends the employment relationship with the Company at his initiative, the ceiling of the retirement bonus will be according to the following distribution:

Minimum Seniority (Years)	Retirement Bonus Ceiling in Terms of Gross Salary Months
One year	2
Two years	4
Three and above	6

Upon determination of the granting of a retirement bonus to an office holder of the Company (if approved), the Company’s Board of Directors, considering the Compensation Committee’s recommendation, shall consider, inter alia, the following parameters: the period and terms and conditions of the office and employment, the Company’s performance in the said period and the office holder’s contribution to the achievement of the Company’s targets and to maximizing its profits, and the circumstances of the retirement (without harm to the Company).

6  The fixed salary for this purpose is the gross base salary, without the related and social components, as of December of the year in respect of which the compensation is being granted.

5.	Ratio between variable (annual bonus and capital compensation) and fixed components in the compensation package

With respect to the Chairman of the Board, the CEO and the General Manager, the variable compensation component shall not exceed 40% of the total compensation package for an office holder.

With respect to deputy CEOs,  the variable compensation component will not exceed 30% of the total compensation package for an office holder.

6.	Reimbursement of variable compensation in the case of an error

If it transpires that an annual bonus or part thereof that was paid to an office holder was calculated on the basis of figures which transpired, within 3 years from the date of payment of the relevant bonus, to be erroneous – the office holder shall return to the Company, or the Company shall pay the office holder, as the case may be, the difference between the sum of the bonus that he received and that to which he was entitled due to the said amendment (while weighting differences, if any, in tax liabilities and payments which apply to an office holder and/or which were paid by him). An office holder will not be subject to a duty to reimburse amounts, and the Company shall not pay an office holder any payment, as stated in this section above, in a case in which the bonus to which the office holder was entitled after amendment of the financial statements is up to 10% lower or higher (as the case may be) than the bonus that was paid to the office holder in practice in respect of such year. In addition, reimbursement as aforesaid shall not apply in a case of an update or amendment of the financial statements as a result of a modification of the accounting standardization or the reporting rules.

Reimbursement of the said amounts will be made by way of setoff or addition (as the case may be) to the annual bonus in the following year, while the balance, if any, will be settled or paid (as the case may be) in the framework of the monthly salary in 12 installments.

7.	The ratio between the terms of employment of the office holder and the terms of employment of the Company’s employees

Upon approval or determination of terms of office and employment for office holders, the Company’s Board of Directors and the Compensation Committee shall examine the ratio between the terms of office and employment of the Company’s office holders and the terms of employment of the Company’s other employees, and particularly the ratio relative to the average and median salary of such employees, and shall opine on the effect of such ratios on working relations at the Company, the reasonableness of the salary of the Company’s office holders in view of the Company’s type, size and mix of employees.

As of the date of approval of the compensation policy at the Company7, set forth below is a specification of the ratio between the cost of the office holders’ salary and the average and median cost of the salary of the Company’s other employees:

	The ratio between the cost of the office holder’s salary and the average salary of other office holders	The ratio between the cost of the office holder’s salary and the median salary of other office holders
(Former) Chairman of the Board	7.1	8.4
CFO	3.4	4.7
VP – Senior Consultant	2.8	4
VP Operations, General Manager	9.7	11.3

The Compensation Committee and the Board of Directors have found that these ratios do not affect working relations at the Company.

8.	Directors’ compensation

Directors of the Company will be entitled to compensation that shall not exceed the maximum compensation for an external expert director according to the Companies Regulations (Rules regarding Compensation and Expenses of an Outside Director), 5760-2000 (the “Compensation Regulations”) as well as reimbursement of expenses in accordance with the Compensation Regulations.

With respect to reimbursement of travel expenses of a director who carried out a physical inspection of assets of the Company and/or subsidiaries, affiliates or associates thereof, accompanying and/or supervising business activities of the Company, and performance of any other task pertaining to the Company’s business and/or its assets and/or its holdings, as he shall be authorized to perform, such actions shall be deemed as actions performed for the purpose of performance of his duties, will not be included in the directors’ compensation that is paid and the director shall be entitled to reimbursement for such expenses.

In addition, the Company may enter into an agreement with a director to receive additional services, such as professional consulting, subject to the provisions of the law.

7 The calculation of the ratios is based on the salary cost figures in April 2014, including fractions of payments made on an annual basis.

Compensation to the Chairman of the Board – the aforesaid notwithstanding, an active Chairman of the Board may receive compensation in accordance with the criteria for compensation of office holders who are not directors, according to the scope of his position and relative compensation ceiling accordingly.

9.	Exemption, indemnification and insurance

An office holder of the Company (including the directors and the Chairman of the Board, and including such who are controlling shareholders of the Company and their relatives, if any) may be entitled, in addition to the compensation package as stated in this compensation policy, and subject to the approval of the organs authorized therefor at the Company, to office holder liability insurance, run-off insurance (as required under the circumstances) and indemnification arrangements in respect of their liability as office holders as is customary at the Company, all subject to the provisions of any law and the Company’s articles.

For the purpose of office holder liability insurance, the Company may engage in a policy for insurance of the liability of office holders and directors of the Company (including such who are controlling shareholders of the Company and their relatives, if any), in consideration for an annual premium as is accepted and not to exceed the amount of $200,000 (such amount to increase by 20% per annum), with limits of liability coverage of up to $60 million per event and in the aggregate in the insurance period, and with a deductible per claim to the Company and for claims filed in the U.S. and in Canada in accordance with the sum of the deductible stated in the policy.

Exhibit B

Proposed Compensation for Ron Hadassi, Chairman of the Board of Directors

Fixed Compensation

1.
Mr. Hadassi shall be paid a fixed cash fee of NIS 80,000 per month (the “Fixed Compensation”), reflecting a scope of 90% of his business hours (based on a rate of NIS 89,000 per a full-time position), as of March 21, 2014, the date on which Mr. Hadassi was appointed as our Chairman.

2.
Mr. Hadassi will be entitled to additional payments, benefits and expenses, including a company car and related expenses, income tax and VAT in the total amount of 50% of the Fixed Compensation, including any applicable taxes deriving from the Fixed Compensation and benefits. Notwithstanding the foregoing, any amounts of VAT refundable to (or subject to offset by) the Company shall be in addition to the Fixed Compensation and such 50% addition.

3.	Mr. Hadassi's compensation shall be linked to the Israeli Consumer Price Index, and updated annually on March 21.

4.
Mr. Hadassi and the Company may elect to enter a Services Agreement reflecting the foregoing terms and other customary provisions, directly between the Company and Mr. Hadassi as a consultant or between the Company and a wholly owned company of Mr. Hadassi (provided that in the latter case, the consultancy services shall be performed solely through Mr. Hadassi on an exclusive basis), or a combination of the above.

5.
Payment of the Fixed Compensation or any portion thereof may be undertaken by the Company or one or more of its subsidiaries (provided that the necessary corporate approval for such payment is received by such subsidiary), in NIS or other currencies at the representative exchange rate known at the time of payment.

Variable Compensation – Performance based Bonus

1.
Unless specifically stated otherwise herein, Mr. Hadassi’s entitlement to an annual cash bonus shall be determined by the Compensation Committee and Board of Directors in accordance with the Company’s Compensation Policy.

2.	The performance-based bonus shall in no event exceed an amount equal to the Fixed Compensation payable for 3.5 months of continued service.

3.	Payment of the bonus shall be made on an annual basis, based on the Company’s success in meeting its targets for such year, as detailed in the Compensation Policy.

4.	For the avoidance of doubt, Mr. Hadassi shall not be entitled to a bonus or other variable compensation due to his success in meeting personal targets or discretionary bonuses.

Variable Compensation – Equity

1.
Mr. Hadassi will be granted options exercisable in to 5,703,793 ordinary shares, no par value, of the Company, constituting approximately1.0% of the Company's issued and outstanding share capital on a fully diluted basis.

2.
The exercise price of the options will be equal to NIS 0.86 per share, the closing price of the Company's ordinary shares on the TASE on March 20, 2014, the last trading day preceding the date of Mr. Hadassi’s appointment as Chairman (which occurred on March 21, 2014). The closing price of the Company’s ordinary shares on the TASE on July 10, 2014 was NIS 0.63, and the average price of the Company’s shares on the TASE over the preceding 30 trading days was NIS 0.62. Such price, number of shares and other applicable parameters will be equitably adjusted pursuant to said incentive plan in the event of the contemplated reverse stock split.

3.
The options will vest over a period of three years, in three equal annual installments on March 21 of each year (namely, the date of Mr. Hadassi’s appointment as Chairman of our Board), where the first installment shall vest on March 21, 2015.

4.	The options will have a term of five years from the date of grant.

5.
The value of the options is approximately NIS 1,560,000 (which is the product of the Fixed Compensation payable for 6.5 months of continued service per year for a period of three years), calculated on the date hereof pursuant to the Black-Scholes Model.

6.	In event of and upon termination of Mr. Hadassi’s position as an Executive Chairman of our Board or termination of his services to the Company, all unvested options shall immediately expire.

7.
In event of any reduction of Mr. Hadassi’s services and the compensation he is entitled to thereof to an amount reflecting less than 90% of his business hours, an applicable amount of options equal to the product of (i) the unvested portion of options multiplied by (ii) such reduction in his business hours shall expire. For example, if Mr. Hadassi’s services and the compensation he is entitled to thereof are reduced to an amount reflecting a reduction of 9% of his business hours, and as of the date of such reduction the unvested portion of his options amounts to 10,000,000 options, an amount equal to 1,000,000 of such options shall expire.

General

1.
These compensation terms shall be in effect until March 21, 2017, and shall be subject to annual review by the Compensation Committee, which shall determine if such terms require updating pursuant to the Company’s requirements and business. Any modification or extension of such terms shall be made pursuant to the requisite corporate approvals and subject to Mr. Hadassi’s annual re-election as a Director and continued appointment as Chairman.

2.	Mr. Hadassi shall be entitled to a period of notice prior to termination of his rights to receive the aforementioned compensation, calculated as follows:

If notice of such termination is delivered during Mr. Hadassi’s first year of service – one month’s notice; during Mr. Hadassi’s second year of service – one and a half months’ notice; during Mr. Hadassi’s third year of service and thereafter – two months’ notice.

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3.	Mr. Hadassi may be entitled to receive a retirement bonus up to an amount equal to the Fixed Compensation payable for 4 months of continued service, calculated as follows:

If notice of termination of Mr. Hadassi’s right to receive the aforementioned compensation is delivered during Mr. Hadassi’s first year of service – an amount equal to the Fixed Compensation payable for 2 months of continued service; If notice of termination is delivered during Mr. Hadassi’s second year of service – an amount equal to the Fixed Compensation payable for 3 months of continued service; If notice of termination is delivered during Mr. Hadassi’s third year of service and thereafter – an amount equal to the Fixed Compensation payable for 4 months of continued service.

4.
Mr. Hadassi shall be covered under the Company's Directors and Officers Liability insurance policies and the Company's indemnification undertaking shall remain valid and binding and shall not be changed, cancelled or nullified by virtue of the aforementioned engagement.

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